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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No.          )*
                                          ---------

                      TREATS INTERNATIONAL ENTERPRISES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   89464M 20 2
           --------------------------------------------------------
                                 (CUSIP Number)

           Barrie G. Laver, Royal Bank Capital Corporation, 200 Bay Street, 13th Floor, Toronto, Ontario M5J 2J5 (416-974-4497)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 31, 1992
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 89464M 20 2                                      Page  2  of 40 Pages
          -----------                                           ---    ---


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person
                  Royal Bank of Canada and its wholly-owned subsidiary,
                  Royal Bank Capital Corporation
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
      WC  PF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to      / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
       Canada
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         11,880,947
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power         11,880,947
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             -0-
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       11,880,947
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        46%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
        BK (Royal Bank of Canada)   CO (Royal Bank Capital Corporation)
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 3 of 40 Pages
- ---------------------                                         ------------------



All share amounts have been adjusted to reflect a 1-for-3 reverse stock split of the Common Shares of Issuer effective as of June 21, 1993.

Unless indicated otherwise, all dollar ($) amounts are in United States Dollars (C$ signifies Canadian Dollars).

ITEM 1.  SECURITY AND ISSUER

This Schedule relates to Common Shares of Treats International Enterprises, Inc., a Delaware corporation formerly known as S. L. Resources, Inc. ("Issuer"). Issuer's Common Shares are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Act").

The principal executive offices of Issuer are located at 418 Preston Street, Ottawa, Ontario K1S 4N2, Canada.

The names and addresses of the principal executive officers of Issuer are set forth on Appendix A hereto.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Schedule is being filed by Royal Bank of Canada ("RBC") and its wholly-owned subsidiary, Royal Bank Capital Corporation ("RBCC") (RBC and RBCC are hereinafter sometimes referred to as "Reporting Persons"). RBC is a Canadian chartered bank, and RBCC is a Canadian corporation. The principal business of RBC is banking, and the principal business of RBCC is venture capital investing. The address of the principal business and the address of the principal office of RBC is One Place Ville Marie, P.O. Box 16001, Montreal, Quebec H3C 3A9, Canada, and the address of the principal business and the address of the principal office of RBC is 200 Bay Street, 13th Floor, Toronto, Ontario M5J 2J5, Canada.

The names, business addresses, principal occupations and citizenship of the executive officers and directors of each Reporting Person are set forth on Appendix B hereto.

(b) During the past five years, neither RBC, nor RBCC, nor any of the persons listed on Appendix B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 4 of 40 Pages
- ---------------------                                         ------------------

(c) During the past five years, neither RBC, nor RBCC, nor any of the persons listed on Appendix B hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons acquired the Common Shares of Issuer which they currently own on January 31, 1992 in exchange for shares of stock of Triadon Capital Corporation, a Canadian corporation currently known as Treats, Inc. ("Triadon").

The relationship of Reporting Persons with Triadon began in January 1989, when RBC made a C$1,000,000 loan and equity investment in an affiliate of Triadon. In July 1990, the loan was transferred to Triadon and RBC made an additional C$5,000,000 loan to Triadon to fund its acquisition of a Canadian corporation then known as Treats, Inc. ("Treats"). At that time, RBCC acquired a 47.5% equity interest in Triadon in exchange for nominal consideration.

During 1991, Triadon experienced a number of financial difficulties and was unable to make required payments on its loans from RBC.

On January 31 1992, RBC exchanged C$2,500,000 of the loans that RBC made to Triadon for equity interests in Triadon, giving Reporting Persons a collective 67.9% equity interest in Triadon. As consideration for waiving the payment of interest on its loans to Triadon, RBC was also issued Special Shares of Triadon. On January 31, 1992, there was a reverse merger in which RBC, RBCC and the other holders of equity interests in Triadon exchanged their equity interests in Triadon (other than the Special Shares) for Common Shares of Issuer, and Triadon became a subsidiary of Issuer. This resulted in RBC acquiring 3,905,241 Common Shares of Issuer and RBCC acquiring 2,882,759 Common Shares of Issuer.

On September 30, 1994 (effective for accounting purposes as of June 30, 1994), there was a recapitalization of Issuer and its subsidiaries. As part of the recapitalization, RBC exchanged its Special Shares of Triadon for 1,619,760
Common Shares of Issuer(1).   This resulted in an increase in the number of
Common Shares owned by RBC from 3,905,241 Common Shares to 5,525,001 Common Shares. Also as part of the recapitalization, RBC exchanged C$3,732,779 of its

                                     SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 5 of 40 Pages
- ---------------------                                         ------------------

C$4,732,779 Debenture of Triadon (the "Triadon Debenture") for 5,409,825 Series A Preferred Shares of Issuer.

In connection with investments that Tricapital Management Limited, a Canadian corporation ("Tricapital"), made in Triadon and Issuer, Reporting Persons granted Tricapital certain options in March 1992 that entitled Tricapital to acquire for $3/share 2,166,667 Common Shares of Issuer owned by Reporting Persons (the "RBC/RBCC Option") and RBCC granted Tricapital an option to acquire for nominal consideration 1,550,000 Common Shares of Issuer owned by RBCC (the "RBCC Option"). On January 11, 1995, Tricapital exercised the RBCC Option for 1,550,000 Common Shares. This resulted in the reduction in the number of Common Shares owned by RBCC from 2,882,759 Common Shares to 1,332,759 Common Shares. The RBC/RBCC Option expired unexercised on January 31, 1995.


ITEM 4.  PURPOSE OF TRANSACTION

The Common Shares and Series A Preferred Shares of Issuer that are owned by Reporting Persons are currently being held for sale in an orderly disposition.

RBC is a "foreign banking corporation" under Section 211.23(b) of Title 12 of the Code of Federal Regulations. By virtue of Section 8(a) of the International Bank Act of 1978, RBC is subject to the provisions of the Bank Holding Company Act of 1956 (the "BHCA"), including Section 4 thereof, because it conducts a banking business in the United States through its branches and agencies. Under the BHCA, RBC is prohibited from owning, directly or indirectly, 5% or more of the voting securities of a U.S. nonbanking company like Issuer unless exemptive authority is available. Because the voting shares of Issuer were acquired by RBC as the result of a debt previously contracted, the exemption contained in
Section 4(c)(2) of the BHCA is available to RBC with respect to the Common Shares and Preferred Shares of Issuer. However, under Section 4(c)(2), RBC may only hold the Common Shares and Preferred Shares of Issuer for a two-year period and must demonstrate its good faith efforts to dispose of the Common Shares and Preferred Shares in applications made to the Federal Reserve Bank of New York to extend the holding period. Only three one-year extensions of the holding period are permitted.

Reporting Persons currently do not have any plans or proposals which relate to or would result in:

                                     SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 6 of 40 Pages
- ---------------------                                         ------------------


    (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Issuer;

    (e) Any material change in the present capitalization or dividend policy of Issuer;

    (f)  Any other material change in Issuer's business or corporate structure;

    (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

    (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any action similar to any of those enumerated above;

PROVIDED, HOWEVER, that Reporting Persons reserve and do not hereby release or relinquish any rights that Reporting Persons may have by law, pursuant to the charter and bylaws of Issuer, pursuant to any contract, or otherwise, including, but not limited to, any rights as a creditor of Issuer and its subsidiaries, any rights to elect directors of Issuer and its subsidiaries, any rights to convert Series A Preferred Shares into Common Shares of Issuer, any rights to receive Common Shares in payment of dividends on Series A Preferred Shares, or any rights to vote Series A

                                     SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 7 of 40 Pages
- ---------------------                                         ------------------

Preferred Shares or Common Shares. (2) (3) (4) (5)

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a) The aggregate number of Common Shares of Issuer beneficially owned by Reporting Persons is 11,888,947 Common Shares, which includes (i) an estimated 4,508,187 shares which RBC has the right to acquire upon conversion of 5,409,825 Series A Preferred Shares of Issuer assuming a conversion price of $.60 per share, and (ii) an estimated 515,000 Common Shares that RBC has the right to acquire if it should elect to have accrued dividends of $111,578 on 5,409,825 Series A Preferred Shares for the period from July 1, 1994 through March 31, 1995 paid in Common Shares. (1) (2) (3)

The Common Shares beneficially owned by Reporting Persons represent approximately 46% of the outstanding Common Shares of Issuer (based upon the number of Common Shares shown to be outstanding as of March 31, 1995 in Issuer's Form 10-Q for the Quarter ended March 31, 1995.

(b) Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the Common Shares beneficially owned by Reporting Persons as described in (a) above. (4)(5)

(c) There have been no transactions in Common Shares by either Reporting Person since February 1, 1995.

(d) Except for the directors of Issuer (who, through their statutory powers as directors, have the right to determine if and when dividends are declared and paid), no person (other than a Reporting Person) is known by Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Reporting Persons as described in (a) above. (4)

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                                     SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 8 of 40 Pages
- ---------------------                                         ------------------


The following contracts, arrangements, understandings and relationships currently exist among Reporting Persons with respect to securities of Issuer:

    (a)  Power of Attorney dated April 4, 1991 from RBC to RBCC.

The following contracts, arrangements, understandings and relationships currently exist among Reporting Persons and other persons with respect to securities of Issuer:

    (a) Letter dated September 26, 1994 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Triadon, with attached Term Sheet dated September 20, 1994

    (b) Certificate of Designation of Preferred Shares of Issuer filed with Secretary of State of Delaware on September 26, 1994


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following written agreements, contracts, arrangements, understandings, plans and proposals are filed as Exhibits to this Schedule 13D:

    (a) Letter dated September 26, 1994 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Triadon with attached Term Sheet dated September 20, 1994

    (b) Certificate of Designation of Preferred Shares of Issuer filed with Secretary of State of Delaware on September 26, 1994

                                     SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP No. 89464M 20 2                                         Page 9 of 40 Pages
- ---------------------                                         ------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 15, 1995
      -------------------
                                  ROYAL BANK OF CANADA


                                  /s/ J. Fukakusa
                                  -------------------------
                                       Signature



                                   Janice R. Fukakusa
                                   Senior Vice President
                                  -------------------------
                                       Name/Title


                                  ROYAL BANK CAPITAL
                                  CORPORATION


                                    /s/ B. Laver
                                  --------------------------
                                       Signature


                                    Barrie G.Laver
                                    Vice President
                                  ---------------------------
                                       Name/Title

                                     SCHEDULE 13D

- ---------------------                                        -------------------
CUSIP No. 89464M 20 2                                        Page 10 of 40 Pages
- ---------------------                                        -------------------


FOOTNOTES


1. In the event that Issuer should raise equity within a period of two years from September 20, 1994 at a price less than $.40 per Common Share, the number of Common Shares of Issuer issued to RBC in exchange for its Special Shares of Treats is to be adjusted.

2. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for the Series A Preferred Shares of Issuer, the Series A Preferred Shares are convertible, at the option of the holder, in whole or in part, into Common Shares of Issuer on the following basis:

    (a) If, prior to June 30, 1995, a new investor invests a minimum of $4 million in common equity or makes an investment of a minimum $4 million in Issuer that is convertible into Common Shares of Issuer, then the Series A Preferred Shares will be convertible at a price per share equal to the price set by the new investor.

    (b) In the event the dividends of the Series A Preferred Shares fall five quarters into arrears or the Series A Preferred Shares are not redeemed by December 31, 1996, then the Series A Preferred Shares will be convertible into Common Shares of Issuer at a price equal to the lower of (i) the weighted average trading price for Common Shares of Issuer for the previous 30 trading days using the average exchange rate for the period or (ii) $0.30 per share.

    (c) Otherwise, the Series A Preferred Shares will be convertible at a price of $.60 per share.

    In the event that the Triadon Debenture held by RBC is repaid in full prior to August 31, 1995 and 50% of the Series A Preferred Shares are redeemed by the Corporation by August 31, 1995, then the Corporation can cause the holder of Series A Preferred Shares to convert the balance of the Series A Preferred Shares into Common Shares of Issuer at the higher of (i) $.75 per share or (ii) the weighted average trading price for Common Shares of Issuer for the previous 30 trading days using the average exchange rate for the period.

3. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for Series A Preferred Shares of Issuer, the Series A Preferred Shares carry a cumulative 5.5% cash dividend payable quarterly in arrears. At the option of the holder of Series A Preferred Shares, the dividend may be paid in the form of Common Shares of Issuer, with the number of Common Shares to be issued being based upon the weighted average trading price for Common Shares of Issuer for the previous 30 trading days (from the dividend date) and using the average exchange rate for the period. It is agreed that the first dividend will be payable in cash.

                                     SCHEDULE 13D

- ---------------------                                        -------------------
CUSIP No. 89464M 20 2                                        Page 11 of 40 Pages
- ---------------------                                        -------------------


4. The Power of Attorney dated April 4, 1991 that is referred to in Item 6 below constitutes and appoints certain officers of RBCC to be attorneys for RBC with the power and authority to execute and deliver contracts, deeds, documents and undertakings on behalf of RBC relating to RBC's investments in Issuer and Triadon.

5. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for the Series A Preferred Shares of Issuer, the Series A Preferred Shares are non-voting; PROVIDED, HOWEVER, that (i) a majority of the holders of Series A Preferred Shares has the right to designate two persons to the board of directors of Issuer (however, to date, RBC has not exercised its right to designate directors and RBC currently has no intention to exercise such right; (ii) in the event that dividends on the Series A Preferred Shares are in arrears for five quarters or the Series A Preferred Shares are not redeemed by Issuer by December 31, 1996, the Series A Preferred Shares will become voting on the basis of one vote per share; and (iii) the Series A Preferred Shares have such other voting rights as are granted pursuant to the Delaware General Corporation Law.

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 12 of 40 Pages
- -----------------------                                    ---------------------


                                      APPENDIX A




NAME AND BUSINESS ADDRESS                                POSITION
- -------------------------                        --------------------------


PAUL J. GIBSON                                   President, Chief Executive
418 Preston Street                               Officer and Director
Ottawa, Ontario K1s 4N2
Canada

JOHN A. DEKNATEL                                 Chief Operating Officer
418 Preston Street                               and Director
Ottawa, Ontario K1s 4N2
Canada

DAVID M. DEAN                                    Chief Financial Officer
418 Preston Street
Ottawa, Ontario K1s 4N2
Canada

ERHARD M. SOMMER                                 Vice President, Operations
418 Preston Street
Ottawa, Ontario K1s 4N2
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 13 of 40 Pages
- -----------------------                                    ---------------------

                                      APPENDIX B


NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

EXECUTIVE OFFICERS:
- ------------------

ROYAL BANK OF CANADA:
- --------------------

N.C. ACHEN                                       Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Multinational Risk
8th Floor, South Tower                           Management & Financial
Toronto, Ontario  M5J 2J5                        Institutions
Canada                                           Royal Bank of Canada

M.C.S. BAPTISTA                                  Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Personal Financial
5th Floor, North Tower                           Services
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

D.A. BERARDINUCCI                                Executive Vice-President
315 Front Street West                            Operations and Service
8th Floor                                        Delivery
Toronto, Ontario  M5V 3A4                        Royal Bank of Canada
Canada

E. BIGSBY                                        Senior Vice-President
1 Place Ville Marie                              Residential Mortgages
2nd Floor                                        Royal Bank of Canada
Montreal, Quebec  H3C 3A9
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 14 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

J.E. BOLDUC                                      Vice-Chairman &

1 Place Ville Marie                              Chief Executive Officer
13th Floor, West Wing                            Royal Bank of Canada
Montreal, Quebec  H3C 3A9
Canada

J.E.Y. BOUGARD                                   Senior Vice-President
1 Place Ville Marie                              Deposits, Personal
6th Floor, East Wing                             Financial Services
Montreal, Quebec  H3C 3A9                        Royal Bank of Canada
Canada


J.E. CLEGHORN                                    Chairman &
200 Bay Street, Royal Bank Plaza                 Chief Executive Officer
8th Floor                                        Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

C.S. COFFEY                                      Senior Vice-President &
1100 Burloak Drive                               General Manager
Burlington, Ontario  L7L 6B2                     Ontario
Canada                                           Royal Bank of Canada

M.T.J. CONWAY                                    Vice President &
1 Place Ville Marie                              Chief Accountant
12th Floor, West Wing                            Finance
Montreal, Quebec  H3C 3A9                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 15 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

M.A. CORLETT                                     Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Risk Management
8th Floor, South Tower                           Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

C.J. COVEYDUCK                                   Senior Vice-President &
5161 George Street                               General Manager
P.O. Box 1147                                    Atlantic Provinces
Halifax, Nova Scotia  B3J 2Y1                    Royal Bank of Canada
Canada

A.R. CREASOR                                     Senior Vice-President &
20 King Street West                              General Manager
Toronto, Ontario  M5H 1C4                        Metro Toronto
Canada                                           Royal Bank of Canada

B.P. DAVIES                                      Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Corporate Affairs
9th Floor, South Tower                           Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

G.A.A. DICKSON                                   Senior Vice President
200 Bay Street, Royal Bank Plaza                 Business Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada


D.W. DOUGHERTY                                   Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Trading Risk Management
Toronto, Ontario  M5J 2J5                        Corporate Treasury
Canada                                           Royal Bank of Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 16 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

H.E. ELSIE                                       Senior Vice-President,
315 Front Street                                 Operations
8th Floor                                        Operations &
Toronto, Ontario  M5V 3A4                        Service Delivery
Canada                                           Royal Bank of Canada

G.J. FEENEY                                      Vice-Chairman
1 Place Ville Marie                              Royal Bank of Canada
Montreal, Quebec  H3C 3A9
Canada

J.R. FUKAKUSA                                    Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Multinational Banking
13th Floor, South Tower                          Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

G.F. GAFFNEY                                     Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Business Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

B.C. GALLOWAY                                    Vice-Chairman
200 Bay Street, Royal Bank Plaza                 Royal Bank of Canada
8th Floor, South Tower
Toronto, Ontario  M5J 2J5
Canada

J.J. GANNON                                      Senior Vice-President
1 Place Ville Marie, 5th Floor                   Human Resources
Montreal, Quebec  H3C 3A9                        Management Development
Canada                                           and Training
                                                 Royal Bank of Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 17 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

B.P. GRIFFITHS                                   Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Funding, Liquidity &
16th Floor, South Tower                          Portfolio Management
Toronto, Ontario  M5J 2J5                        Corporate Treasury
Canada                                           Royal Bank of Canada


J.A.R. GUAY                                      Senior Vice-President
1 Place Ville Marie                              Retail Banking-Quebec
10th Floor, East Wing                            Royal Bank of Canada
Montreal, Quebec  H3C 3A9
Canada

R.G. HALL                                        Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Business and Personal
8th Floor, South Tower                           Risk Management
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

J.M.S. HATLEY                                    Senior Vice-President
315 Front Street                                 Sales, Personal Financial
Toronto, Ontario  M5V 3A4                        Services
                                                 Royal Bank of Canada

L.M. JOLY                                        Senior Vice-President
71 Queen Victoria Street                         Global Private Banking
London, England  EC4V 4DE                        Royal Bank of Canada

R.M. JUNEAU                                      Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Card Services &
Mezzanine Level, North Tower                     Point of Sale
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 18 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

D.N. KITCHEN                                     Senior Vice-President &
335 Eighth Avenue S.W.                           General Manager
Calgary, Alberta  T2P 2N5                        Alberta
Canada                                           Royal Bank of Canada

M.G. KLINGSICK                                   Senior Vice-President
71 Queen Victoria Street                         Trading-Europe/Asia
London, England  EC4V 4DE                        Royal Bank of Canada


J.E. LAWSON                                      Senior Vice-President &
1 Place Ville Marie                              Secretary
3rd Floor                                        Royal Bank of Canada
Montreal, Quebec  H3C 1S5
Canada

D.M. LEAHEY                                      Senior Vice-President &
220 Portage Avenue                               General Manager
Winnipeg, Manitoba  R3C 2T5                      Manitoba
Canada                                           Royal Bank of Canada

A. LOCKIE                                        Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Marketing & Planning
5th Floor, North Tower                           Personal Financial
Toronto, Ontario  M5J 2J5                        Services
Canada                                           Royal Bank of Canada

E.J. LUNDY                                       Senior Vice-President
20 King Street West, 9th Floor                   Special Loans,
Toronto, Ontario  M5H 1C4                        Business Banking
Canada                                           Royal Bank of Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 19 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

I.A. MACKAY                                      Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Trading - Americas
16th Floor, South Tower                          Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

R.A. MASLECK                                     Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Real Estate, Operations
14th Floor, North Tower                          and Service Delivery
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

J. MCCALLUM                                      Senior Vice-President &
200 Bay Street, Royal Bank Plaza                 Chief Economist
18th Floor, South Tower                          Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

V.G. MCKAY                                       Senior Vice-President &
140 Cecil Street #01-00                          General Manager
PIL Building                                     Asia
Singapore 0106                                   Royal Bank of Canada

J. MERRIAM                                       Senior Vice-President &
200 Bay Street, Royal Bank Plaza                 Chief Auditor
9th Floor, South Tower                           Internal Audit
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

W. MURRAY                                        Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Multinational Banking
14th Floor, South Tower                          Corporate Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 20 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

P.A. PALMER                                      Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Customer Delivery &
5th Floor, North Tower, Suite 500                Quality
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

R.S. PENNYCOOK                                   Senior Vice-President
1055 West Georgia Street                         British Columbia & Yukon
Royal Bank Tower                                 Royal Bank of Canada
Vancouver, British Columbia  V6E 3S5
Canada

P.G. PITZ                                        Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Business Banking
Toronto, Ontario  M5J 2J5                        Metropolitan Toronto
                                                 Royal Bank of Canada

J.T. RAGER                                       Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Financial Institutions
10th Floor, South Tower                          & Trade
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

D.L. ROBERTSON                                   Senior Vice-President &
Financial Square, 23rd Floor                     General Manager U.S.A.
New York, New York  10005-3531                   Royal Bank of Canada
U.S.A.

B. SCHRODER                                      Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Multinational Banking
10th Floor, South Tower                          Corporate Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 21 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

J.H. SHAW                                        Vice-President &
1 Place Ville Marie                              Corporate Comptroller
13th Floor, West Wing                            Financial Planning &
Montreal, Quebec  H3C 3A9                        Evaluation
Canada                                           Royal Bank of Canada

K.A. SMEE                                        Executive Vice President
315 Front Street, 8th Floor                      Systems & Technology
Toronto, Ontario  M5J 3A4                        Royal Bank of Canada
Canada

R.E. STANLEY                                     Senior Vice-President &
71 Queen Victoria Street                         General Manager
London, England  EC4V 4DE                        Europe
                                                 Royal Bank of Canada

R.J. SUTHERLAND                                  Vice-Chairman
200 Bay Street, Royal Bank Plaza                 Human Resources
8th Floor, South Tower                           Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

G.G. TALLMAN                                     Senior Vice-President &
2010-11th Avenue                                 General Manager
Regina, Saskatchewan  S4P 3A2                    Saskatchewan
Canada                                           Royal Bank of Canada

G.P.Z. TATRALLYAY                                Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Risk Policy,
7th Floor                                        Risk Management
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 22 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

A.R. TAYLOR                                      Retired Chairman
Royal Bank Plaza                                 Royal Bank of Canada
Suite 1835, North Tower
Toronto, Ontario  M5J 2J5
Canada

P.A. TAYLOR                                      Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Treasury &
16th Floor, South Tower                          Investment Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

P.H. TUCKER                                      Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Compensation &
19th Floor, South Tower                          Organization
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

M.L. TURCOTTE                                    Senior Vice-President
1 Place Ville Marie                              Business Banking - Quebec
8th Floor, East Wing                             Royal Bank of Canada
Montreal, Quebec  H3C 3A9
Canada

E.K. WEIR, Q.C.                                  Senior Vice-President &
200 Bay Street, Royal Bank Plaza                 General Counsel
19th Floor, South Tower                          Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

D.S. WELLS                                       Executive Vice-President
1 Place Ville Marie                              Strategic Development
4th Floor, South Wing                            Royal Bank of Canada
Montreal, Quebec  H3C 3A9
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 23 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

R.D. WILLIAMSON                                  Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Market Management
9th Floor, South Tower                           Business Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 24 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

ROYAL BANK CAPITAL CORPORATION:
- ------------------------------

JEAN-CLAUDE ARPIN                                Vice President
1 Place Ville Marie                              Royal Bank Capital
7th Floor, South Wing                            Corporation
Montreal, Quebec H3C 3A9
Canada

DARRELL ELLIOTT                                  Vice President
666 Burrard Street                               Royal Bank Capital
Vancouver, B.C.  V6C 2X8                         Corporation
Canada

J.R. FUKAKUSA                                    Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Multinational Banking
13th Floor, South Tower                          Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

G.F. GAFFNEY                                     Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Business Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

BARRIE G. LAVER                                  Vice President
200 Bay Street, Royal Bank Plaza                 Royal Bank Capital
13th Floor, South Tower                          Corporation
Toronto, Ontario  M5J 2J5
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 25 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

LOUISE PHILION                                   Assistant Corporate
1 Place Ville Marie                              Secretary & Compliance
3rd Floor, North Wing                            Officer
Montreal, Quebec H3C 3A9                         Royal Bank of Canada
Canada

Z. SAM RUTTONSHA                                 Vice President
200 Bay Street, Royal Bank Plaza                 Royal Bank Capital
13th Floor, South Tower                          Corporation
Toronto, Ontario  M5J 2J5
Canada

JACQUES SAYEGH                                   President
200 Bay Street, Royal Bank Plaza                 Royal Bank Capital
13th Floor, South Tower                          Corporation
Toronto, Ontario  M5J 2J5
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 26 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

DIRECTORS
- ---------

ROYAL BANK OF CANADA:
- ---------------------

THEODORE MYNOTT ALLEN                            President and
2800-201 Portage Avenue                          Chairman of the Board
Winnipeg, Manitoba  R3C 3A7                      United Grain Growers
Canada                                           Limited

SIR JAMES ROBERT BALL                            Professor of Economics
Sussex Place                                     London Business School
Regent's Park
London NW1 4SA, England

JACQUES BOUGIE, O.C.                             President and
1188 Sherbrooke Street West                      Chief Executive Officer
Montreal, Quebec  H3A 3G2                        Alcan Aluminium Limited
Canada

ROBERT MEGILL CHIPMAN                            Chairman
276 Colony Street                                The Megill-Stephenson
Winnipeg, Manitoba  R3C 1W3                      Company Limited
Canada

JOHN EDWARD CLEGHORN                             Chairman &
Royal Bank Plaza, P.O. Box 1                     Chief Executive Officer
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 27 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

RONALD LAIRD CLIFF, C.M., F.C.A.                 Chairman
Box 49273                                        BC Gas Inc.
Bentall Centre
Vancouver, British Columbia  V7X 1L3
Canada

GEORGE ALAN COHON, O.C.                          Senior Chairman and
McDonald's Place                                 Chairman of the
Toronto, Ontario  M3C 3L4                        Executive Committee
Canada                                           McDonald's Restaurants of
                                                 Canada Limited

GEORGE NELDON COOPER, C.M., O.B.C.               President
825 Broughton Street                             Seacoast Communications
Victoria, British Columbia  V8W 1E5              Group Inc.
Canada

PIERRE DES MARAIS II                             President and
600 de Maisonneuve Blvd. West                    Chief Executive Officer
Suite 3200                                       UniMedia Inc.
Montreal, Quebec  H3A 3J2
Canada

MITZI STEINBERG DOBRIN, C.M.                     Chairman and
4150 St. Catherine St. West                      Chief Executive Officer
Suite 400                                        DBRN Holdings Ltd.
Westmount, Quebec  H3Z 2Y5
Canada

JOHN ROBERT EVANS, C.C., M.D.                    Chairman
One Yonge Street, 6th Floor                      Torstar Corporation
Toronto, Ontario  M5E 1E6
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 28 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

JOHN THOMAS FERGUSON                             President and
Suite 1400                                       Chief Executive Officer
9945-108 Street                                  Princeton Developments
Edmonton, Alberta  T5K 2G6                       Ltd.
Canada

LOUIS YVES FORTIER, C.C., Q.C.                   Chairman
1981 McGill College Avenue                       Ogilvy Renault
Montreal, Quebec  H3A 3C1
Canada

THE HON. MARIE GILBERTE PAULE                    Partner
GAUTHIER, P.C., O.C., Q.C.                       Desjardins Ducharme
Bureau 300                                       Stein Monast
1150, Claire-Fontaine
Quebec, Que.  GIR 5G4
Canada

ARDEN RAMON HAYNES, O.C.                         Director
26 Glenorchy Road                                Royal Bank of Canada
Don Mills, Ontario  M3C 2P9
Canada

CHARLES HENRY KNIGHT                             Chief Executive Officer
#340-1230 Blackfoot Drive                        Denro Holdings Ltd.
Regina, Saskatchewan  S4S 7G4
Canada

THE HON. EDGAR PETER LOUGHEED,                   Senior Partner
 P.C., C.C, Q.C.                                 Bennett Jones Verchere
4500 Bankers Hall East
855-2nd Street, S.W.
Calgary, Alberta  T2P 4K7
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 29 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

CLIFFORD SWINDELL MALONE                         Vice-Chairman
Suite 905                                        United Corporations
123 Front Street West                            Limited
Toronto, Ontario  M5J 2M2
Canada

GEORGE WALLACE FERGUSON MCCAIN                   Chairman
Suite 1500                                       Maple Leaf Foods Inc.
30 St. Clair Avenue West
Toronto, Ontario  M4V 3A2
Canada

DAWN RUE'ANN CAMPBELL MCKEAG                     President
400-717 Portage Avenue                           Walford Investments Ltd.
Winnipeg, Manitoba  R3C 0M8
Canada

JAMES MALCOLM EDWARD NEWALL                      Vice-Chairman and
801-7th Avenue S.W.                              Chief Executive Officer
Calgary, Alberta  T2P 3P7                        NOVA Corporation
Canada

ROBERT BYRON PETERSON                            Chairman, President &
111 St. Clair Avenue West                        Chief Executive Officer
Toronto, Ontario  M5W 1K3                        Imperial Oil Limited
Canada

RALPH ALOYSIUS PFEIFFER, JR.                     Retired Chairman and
90 Field Point Circle                            Chief Executive Officer
Greenwich, Connecticut  06830                    IBM World Trade
U.S.A.                                           Corporation

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 30 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

KENNETH CECIL ROWE, F.C.I.S.                     Chairman, President and
Suite 400                                        Chief Executive Officer
2651 Dutch Village Road                          I.M.P. Group
Halifax, Nova Scotia  B3L 4T1                    International Inc.
Canada

JOSEPH ARMAND GUY SAINT-PIERRE, O.C.             President and
2, Place Felix-Martin                            Chief Executive Officer
15th Floor                                       SNC - LAVALIN GROUP Inc.
Montreal, Quebec  H2Z 1Z3

ROBERT TREVOR STEWART                            Company Director
24th Floor                                       R.T. Stewart & Associates
1111 West Georgia Street
Vancouver, British Columbia  V6E 4M4
Canada

ALLAN RICHARD TAYLOR, O.C.                       Retired Chairman and
Suite 1835 - North Tower                         Chief Executive Officer
Royal Bank Plaza, P.O. Box 1                     Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

JOHN ARNOLD TORY, Q.C.                           Deputy Chairman
65 Queen Street West                             The Thomson Corporation
Toronto, Ontario  M5H 2M8
Canada

MARGARET SHEELAGH DILLON WHITTAKER               President
33 Yonge Street, Suite 810                       EDS Canada
Toronto, Ontario  M5E 1G4
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 31 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

VICTOR L. YOUNG                                  Chairman and
70 O'Leary Avenue                                Chief Executive Officer
St. John's, Newfoundland  A1B 2C7                Fishery Products
Canada                                           International Limited

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 32 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
- -------------------------                        --------------------

ROYAL BANK CAPITAL CORPORATION:
- ------------------------------

MICHELINE CHAREST                                Chairman & Chief
1207 Saint-Andre Street                          Executive Officer
Montreal, Quebec H2L 3S8                         CINAR Films Inc.
Canada

J.R. FUKAKUSA                                    Senior Vice-President
200 Bay Street, Royal Bank Plaza                 Multinational Banking
13th Floor, South Tower                          Royal Bank of Canada
Toronto, Ontario  M5J 2J5
Canada

G.F. GAFFNEY                                     Executive Vice-President
200 Bay Street, Royal Bank Plaza                 Business Banking
Toronto, Ontario  M5J 2J5                        Royal Bank of Canada
Canada

JAMES HATCH                                      Professor of
Western Business School                          Entepreneurial Finance
London, Ontario N6A 3K7                          University of Western
Canada                                           Ontario

FIROZ RASUL                                      President & Chief
980 West 1st Street, #107                        Executive Officer
North Vancouver, B.C.  V7P 3N4                   Ballard Power Systems
Canada

JACQUES SAYEGH                                   President
200 Bay Street, Royal Bank Plaza                 Royal Bank Capital
13th Floor, South Tower                          Corporation
Toronto, Ontario  M5J 2J5
Canada

                                     SCHEDULE 13D

- -----------------------                                    ---------------------
 CUSIP No. 89464M 20 2                                      Page 33 of 40 Pages
- -----------------------                                    ---------------------

                                APPENDIX B (CONTINUED)



All of the persons listed in this Appendix are citizens of Canada, with the exception of Sir M.G. Klingsick (British), J.T. Rager (United States), R.E. Stanley (United States), James Ribert Ball (British), and Ralph Aloysius Pfeiffer, Jr. (United States).